The Shift, LLC

Financial Statements

**As of and for the Years Ended
December 31, 2021 and 2020**

Together with Independent Auditors' Report



MELLOR & ASSOCIATES PLLC
EXPERIENCED, MULTI-TOOLED PROFESSIONALS

6589 S 1300 E Ste 120
Murray, UT 84121
Phone: 801-750-0605
Fax: 801-326-4730

Independent Auditors' Report

To the Members of The Shift, LLC:

Opinion

We have audited the accompanying financial statements of The Shift, LLC, which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, members' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Shift, LLC, as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of The Shift, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about The Shift, LLC's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.
• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of The Shift, LLC's internal control. Accordingly, no such opinion is expressed.
• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about The Shift, LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Mellor and Associates PLLC

Mellor and Associates, PLLC
Murray, Utah
September 15, 2022

The Shift, LLC
Balance Sheets
As of December 31,

	2021	2020
Assets		
Current assets:		
Cash and cash equivalents	$ 292,000	$ 135,554
Total current assets	292,000	135,554
Capitalized film production costs	177,395	24,466
Total assets	$ 469,395	$ 160,020
Liabilities and Members' Equity		
Members' equity:		
Managing members' capital, 2,180,000 units authorized and issued	3,575	3,575
Non-managing members' capital, 1,070,000 units authorized, 244,039 and 52,148 units issued as of December 31, 2021 and 2020, respectively	732,118	156,445
Accumulated deficit	(266,298)	-
Total members' equity	469,395	160,020
Total liabilities and members' equity	$ 469,395	$ 160,020

See independent auditors' report and accompanying notes to the financial statements

The Shift, LLC
Statements of Income and Members' Equity

For the year ended December 31,

	2021	2020
Revenues	$ -	$ -
Operating expenses:		
Marketing	230,749	-
Portal fees	29,341	-
Professional services	4,600	-
Office expenses	1,702	-
Total operating expenses	266,392	-
Operating loss	(266,392)	-
Other income:		
Interest income	94	-
Net loss	$ (266,298)	$ -

	2021	2020
Members' equity:		
Balance at beginning of year	$ -	$ -
Member contributions (distributions):		
Common units	3,575	3,575
Preferred units	732,118	156,445
Retained earnings (Accumulated deficit)	(266,298)	-
Balance at end of year	$ 469,395	$ 160,020

See independent auditors' report and accompanying notes to the financial statements

The Shift, LLC
Statements of Cash Flows

For the year ended December 31,

	2021	2020
Cash flows from operating activities:		
Net loss	$ (266,298)	$ -
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase (decrease) in:		
Accounts payable and accrued expenses	-	(800)
Net cash used by operating activities	(266,298)	(800)
Cash flow from investing activities:		
Investment in capitalized film production costs	(152,929)	(19,391)
Net cash used in investing activites	(152,929)	(19,391)
Cash flow from financing activities:		
Member distributions - common units	-	(700)
Member contributions - preferred units	575,673	156,445
Net cash provided by financing activities	575,673	155,745
Net increase in cash	156,446	135,554
Cash as of beginning of year	135,554	-
Cash as of end of year	$ 292,000	$ 135,554

See independent auditors' report and accompanying notes to the financial statements

Note 1 - **Organization** **and Nature** **of Operations**	**Basis of Presentation** - The Shift, LLC, a California Single Member Limited Liability Company (the Company), was formed on October 15, 2018. The Company is planning to engage in the business of the production of Brock Heasley's new feature film currently titled "The Shift".

Basis of accounting - The financial statements of the Company have been prepared on the accrual basis of accounting principles generally accepted in the United States of America.

Note 2 -
Summary of
Significant
Accounting
Policies

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements is as follows:

Use of Estimates - The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). This requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. The Company's significant estimates and assumptions include the valuation of related party investments. Certain of the Company's estimates, including the estimated fair value of related party investments, could be affected by external conditions, including those unique to the Company and general economic conditions. It is reasonably possible that these external factors could have an effect on the Company's estimates and could cause actual results to differ from those estimates and assumptions.

Cash and Cash Equivalents - The Company considers all cash on hand and in banks and all highly liquid investments with a maturity of three months or less to be cash equivalents. At various times during the year, the Company's cash in bank balances may exceed federally insured limits. At December 31, 2021, and 2020, the Company had $42,000 and $0 over the federally insured limit, respectively.

Concentration of Credit Risk - The Company maintains cash balances at a financial institution in a checking account. As of December 31, 2021 and 2020, the Company had approximately $292,000 and $135,500, respectively, in cash. The Company has not experienced any losses in the account and believes it is not exposed to any significant credit risk on cash.

Reclassifications - Certain prior year amounts have been reclassified to conform to the current years presentation. Net income was not impacted by the reclassifications.

Note 3 -
Franchise and
Income Taxes

A Single Member Limited Liability Company is generally not subject to federal income tax and the members are liable for the pass-through individual federal and state income tax on their share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The Company is, however, subject to an annual minimum California State Limited Liability Company Franchise Tax of $800, which is included the financial statements.

Note 4 -
Capitalized film
production costs

Since its inception in October 2018, the Company has been pursuing the development and production of a new feature film entitled "The Shift". In this developmental process, the Company has incurred significant professional fees, including legal and accounting services, preliminary film production costs and other expenses. As of December 31, 2021 and 2020 these developmental expenses and costs amounted to approximately $177,395 and $24,466, respectively, and are reported in these financial statements as capitalized film production costs.

Note 5 - Member Units and Unit Compensation Plan

Preferred units are similar to common units of ownership with each unit having equal ownership, calculated by dividing the number of units owned by the total number of units outstanding. However, preferred units differ from common units in the following ways. Preferred units do not carry a right to vote or participate in any meetings of the Company, and preferred units include a right to receive distributions of up to 120% of initial capital contributions before payment of common unit distributions. As of December 31, 2021 and 2020, 244,039 and 52,148 preferred units, respectively, had been issued.

Common units are units of ownership in the Company with each unit having equal ownership, calculated by dividing the number of units owned by total units outstanding. As of December 31, 2021 and 2020, 2,180,000 common units had been issued and were outstanding, respectively.

Note 6 - Subsequent Events

Subsequent to year end the Company raised an additional $1,014,986 of preferred unit shares through a Reg D offering that funded in 2022. As of the date of the audit report, the Company has $1,747,104 funded in preferred units.

The Company has evaluated subsequent events and transactions for potential recognition or disclosure through September 15, 2022, which is the date the financial statements were available to be issued and determined there are no other events to disclose.

See accompanying independent auditors' report